Exhibit 99.1

Dual-Listed Nano Dimension to Voluntarily Delist from Tel-Aviv Stock Exchange

Company’s ADSs continue to trade on the Nasdaq

Boca Raton, Florida, Feb. 20, 2020 (GLOBE NEWSWIRE) — Nano Dimension Ltd. (Nasdaq, TASE: NNDM), a leading Additively Manufactured Electronics (AME) provider, today announced that it will voluntarily delist its ordinary shares from trading on the Tel Aviv Stock Exchange (TASE).

“This is a natural step for Nano Dimension. Delisting from the TASE will reduce cost and complexity and allow the company to focus on the financial markets where its main business markets are located,” said Yoav Stern, Nano Dimension’s newly appointed CEO. “Israeli investors will continue to be served by the company as partners and supporters while their stock is traded on the Nasdaq in the form of American Depositary Shares.”

Under Israeli law and TASE rules, the delisting of Nano Dimension’s ordinary shares from trading on the TASE will take place at least 90 days after the date of this announcement, which is expected to be on or about May 20, 2020. Nano Dimension will announce the exact date of its TASE delisting when it becomes available.

Nano Dimension's American Depositary Shares, each of which represents 50 ordinary shares, will continue to trade on the Nasdaq Capital Market under the symbol “NNDM”.

Holders of ordinary shares that currently trade on the TASE may convert their ordinary shares into ADSs through their banks or brokers. The process to convert ordinary shares into ADSs involves depositing ordinary shares in the Israeli custodian account of The Bank of New York Mellon, the Depositary of our ADS program. The Bank of New York Mellon will waive its conversion and issuance fees for all shareholders who convert their ordinary shares until May 29, 2020. After May 29, 2020, each conversion will be charged $0.05 per ADS. Holders of the Company’s ordinary shares are encouraged to contact their banks or brokers with any questions about the conversion process.

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the delisting of its ordinary shares from the TASE and the trading of the ADSs on the Nasdaq Capital Market. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Yael Sandler, CFO | ir@nano-di.com